LAURA ANTHONY, ESQ.	WWW.ALCLAW.COM
CRAIG D. LINDER, ESQ.*	WWW.SECURITIESLAWBLOG.COM
JOHN CACOMANOLIS, ESQ.**

Associates and OF COUNSEL:
CHAD FRIEND, ESQ., LLM	DIRECT E-MAIL: LANTHONY@ALCLAW.COM
MICHAEL R. GEROE, ESQ., CIPP/US***
JESSICA HAGGARD, ESQ. ****
christopher t. hines *****
PETER P. LINDLEY, ESQ., CPA, MBA
JOHN LOWY, ESQ.*****
STUART REED, ESQ.
LAZARUS ROTHSTEIN, ESQ.
SVETLANA ROVENSKAYA, ESQ.******
HARRIS TULCHIN, ESQ. *******

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********licensed in CA and HI (inactive in HI)

September 13, 2024

VIA ELECTRONIC EDGAR FILING

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jupiter Neurosciences, Inc.
Amendment No. 20 to Registration Statement on Form S-1
Filed on September 4, 2024
File No. 333-260183

Dear Sir or Madam:

We have electronically filed herewith on behalf of Jupiter Neurosciences, Inc. (the “Company”) Amendment No. 21 (“Amendment No. 21”) to the above-referenced Registration Statement on Form S-1. Amendment No. 21 is marked to show changes made from Amendment No. 20 filed on September 4, 2024. We have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s comment letter to Christer Rosén, Chief Executive Officer of the Company, dated September 12, 2024. We trust you shall deem the contents of this letter responsive to your comment letter.

Amendment No. 20 to Registration Statement on Form S-1

Description of Business

Preclinical results leading to encouraging of JOTROL possibly being a treatment for PD, page 110

1.	Comment: We note your response to prior comment 2 and reissue. Your disclosure on page 110 continues to to indicate that the mice are induced to have Parkinson’s Disease, as opposed to “almost mirror the parkinsonian symptoms in PD” and that your “MTPT[sic] columns are mice induced to have Parkinson’s Disease.” Please revise as previously requested.

Response: In response to the Staff’s comment, we have revised the conflicting disclosure in Amendment No. 21.

June 30, 2024 Financial Statements

Statements of Operations, page F-28

2.	Comment: Please revise the label Net gain (loss) per common share as appropriate, given you present Net income (loss) immediately above. Also, please revise your references to this Net gain (loss) per share of common stock in your significant accounting policy on page F-33.

Response: In response to the Staff’s comment, we have revised the label Net gain (loss) per common share as appropriate and we have revised our references to this Net gain (loss) per share of common stock in our significant accounting policy on page F-33.

If the Staff has any further comments regarding Amendment No. 21 to the registration statement on Form S-1, or any subsequent amendments to the Company’s registration statement on Form S-1, please feel free to contact the undersigned.

Anthony, Linder & Cacomanolis, PLLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:	Jenn Do/U.S. Securities and Exchange Commission
Angela Connell/U.S. Securities and Exchange Commission
Daniel Crawford/U.S. Securities and Exchange Commission
Suzanne Hayes/U.S. Securities and Exchange Commission
Christer Rosén/Jupiter Neurosciences, Inc.
Craig D. Linder, Esq./Anthony, Linder & Cacomanolis, PLLC

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